SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 8
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
- Exhibit (d) is hereby amended by adding the text under the caption “IKB” on pages 3 and 4 hereof to the “Recent Developments—KfW—Other Recent Developments—Support of IKB” section, and
- Exhibit (d) is hereby amended by replacing the text in the section “Recent Developments—KfW—Other Recent Developments—KfW’s Board of Supervisory Directors” with the text under the caption “KfW’s Board of Supervisory Directors” on page 4 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

Other Recent Developments
IKB
     Additional Support Measures for IKB. On February 13, 2008, IKB issued a statement (ad hoc Mitteilung) that a re-evaluation of its on-balance sheet investments in structured credit portfolios, amounting to EUR 5.9 billion as of that date, had resulted in additional valuation losses. Approximately EUR 950 million of these valuation losses are not covered by the existing risk protection measures provided by the pool established by KfW and the participating German banking associations in 2007 with respect to certain assets on IKB’s balance sheet.
     At an extraordinary meeting held on the same day, KfW’s Board of Supervisory Directors noted that measures to strengthen IKB’s equity capital and to restructure IKB’s on-balance sheet investments were necessary in order for IKB to be able to comply with applicable regulatory capital requirements and to restore IKB’s access to the capital markets for funding purposes, particularly in light of the recently announced sale process for KfW’s equity interest in IKB. The Board of Supervisory Directors also noted that the Federal Government had indicated that it would mandate KfW to undertake measures to support IKB in accordance with § 2 section 4 of the KfW Law, which permits the Federal Government to direct KfW to take measures in connection with matters in which a State interest is at stake (Zuweisungsgeschäft).
     On February 14, 2008, KfW was formally mandated by the German Minister of Finance to participate in capital measures for the benefit of IKB in an amount of up to EUR 2.3 billion (the “Mandate”). Under the Mandate, KfW made a payment of EUR 600 million to bolster IKB’s capital reserves (Kapitalrücklage) on February 19, 2008. KfW has also committed to the German Banking Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to ensure a subscription of new IKB shares, either by itself or a third party, in the amount of EUR 1.25 billion. On February 16, 2008, IKB announced that it will propose a cash capital increase (Barkapitalerhöhung) of up to approximately EUR 1.5 billion to its shareholders at its annual general meeting to be held on March 27, 2008. KfW’s commitment to subscribe for EUR 1.25 billion of the new IKB shares in this capital increase will be reduced to the extent that other shareholders or third parties participate in the proposed transaction.
     On February 15, 2008, the German Federal Minister of Finance publicly stated in a government declaration in the lower house of Parliament (Bundestag) that the German association of private banks (Bundesverband deutscher Banken, or “BdB”) has agreed, subject to certain conditions, to participate in the additional support measures for IKB implemented by KfW in connection with the Mandate in an amount of EUR 300 million. In addition, the Federal Republic has committed to reimburse to KfW up to EUR 1.2 billion for losses incurred by KfW under the Mandate. Taking into account the commitments of the BdB and the Federal Republic, KfW currently does not believe that it will sustain any losses from measures implemented under the Mandate. Accordingly, the measures to which KfW has committed to date in connection with the Mandate, including the EUR 600 million payment made on February 19, 2008, do not require, as of the date hereof, an increase in the existing risk provisioning for potential losses to which KfW is exposed in connection with its support for IKB.

     Mandatory Convertible Bond of IKB. Under the terms of the EUR 54.3 million mandatory convertible bond issued by IKB on January 10, 2008, a mandatory conversion event occurred on February 14, 2008, such that IKB is obliged to issue and deliver 8,794,661 new IKB shares on February 28, 2008. Upon delivery of these shares, the number of IKB shares held directly or indirectly by KfW will increase from 33,230,820 shares to 42,025,481 shares, thus increasing its equity participation in IKB from 37.8% to 43.4%.
     Liquidity Facility. In order to facilitate IKB’s refinancing activities, KfW’s Board of Supervisory Directors, at its extraordinary meeting on February 13, 2008, approved a liquidity facility in an amount of up to EUR 1.5 billion to be made available by KfW to IKB for a period of 15 months. The liquidity facility is fully collateralized by loans extended by IKB in connection with its commercial business activities. The liquidity facility constitutes a banking transaction on market terms and is not part of the risk protection measures provided for IKB by KfW or the pool. KfW is currently in discussions with other financial institutions regarding their potential participation in this liquidity facility.
KfW’s Board of Supervisory Directors
     At its extraordinary meeting on February 13, 2008, KfW’s Board of Supervisory Directors decided to establish an Executive Committee (Präsidialausschuss) and an Audit Committee (Prüfungsausschuss) of the Board of Supervisory Directors and to amend KfW’s by-laws accordingly. The objective of establishing these committees is to increase the efficiency of the Board in the performance of its supervisory duties.
     The Executive Committee will replace the existing Legal and Administrative Committee. The Executive Committee will be responsible for the handling of legal and administrative matters as well as for business and corporate policy matters of general importance. It may take decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidungen). The Executive Committee will consist of seven members comprising, among others, the Federal Minister of Finance and the Federal Minister of Economics and Technology. It will be chaired by the chairman of the Board of Supervisory Directors.
     The Audit Committee will prepare matters relating to financial reporting and risk management, but will not have any decision-making power. It will consist of eight members comprising, among others, the Federal Minister of Finance, the Federal Minister of Economics and Technology and three representatives of the banking sector. The Audit Committee will be chaired by a representative of the banking sector.
     The corresponding amendments to KfW’s by-laws will become effective once the Board of Supervisory Directors has nominated all members of the two new committees, but in no event later than on March 17, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Horst Seissinger
	Name:	Horst Seissinger
	Title:	First Vice President

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: February 21, 2008